August 22, 2019

Attn: Russell Mancuso; Tim Buchmiller

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, N.E.

Washington, DC 20549

Re:	THC Therapeutics, Inc. Amendment No. 4 to Registration Statement on Form 10-12G Filed July 8, 2019 File No. 000-55994

Ladies and Gentlemen:

THC Therapeutics, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 23, 2019, relating to the above-referenced filing (the “Form 10/A”).

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.	If your sanitizing process involves the use of ultraviolet light, as indicated in your response to prior comment 5, please clarify your disclosure to make that clear. Also, if you market your product with claims regarding sanitizing, please include appropriate risk factor disclosure regarding the risks if the FDA were to disagree with your statement in the penultimate paragraph on page 7 regarding the applicability of FDA regulation.

Response: We have revised the Form 10/A accordingly and have added risk factor disclosure.

2.	We note your disclosure regarding the registrant’s names since it was incorporated. Please address those parts of prior comment 2 seeking disclosure of the nature of all business activities that the registrant conducted under its current and previous names. For all such activities that the registrant no longer conducts, address in your disclosure the reasons that those activities were discontinued. Add appropriate risk factor disclosure regarding (1) the registrant’s history of discontinued activities and (2) the nature and magnitude of any of the registrant’s retained obligations or liabilities related to discontinued activities or previous activities that are not currently a focus. Also tell us the potential accounting impact of any such obligations or liabilities.

Response: We have revised the Form 10/A accordingly, although we do not know the reasons that prior management changed business plans and discontinued prior operations, and we did not think it appropriate to speculate regarding those reasons in the Form 10/A disclosure.

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3.	We note your response to prior comment 3. Please tell us if you are aware of a March 6, 2018 press release titled “Millennium Blockchain Announces Transform Group Partnership and Advisory Board Chairman . . . “

Response: We are aware of that press release, and we did previously appoint Mr. Terpin to our advisory board. Mr. Terpin in that role had Transform Group review our marketing materials and assist with formulating business strategy. However, as previously stated, we never had any formal arrangements or agreements with Transform Group, nor have we ever paid them any consideration, and we have not had contact with them in over a year.

4.	Please address that part of prior comment 4 asking you to tell us the address of the Informational Website mentioned in exhibit 10.2 to your Form 8-K filed February 20, 2019. Also, tell us when you revised your agreement with Regal Consulting, where you disclosed the revision, and where you filed the revised agreement.

Response: To our knowledge, there is no such informational website. We revised our agreement with Regal Consulting on or about March 18, 2019, and we have the amendment to the agreement as Exhibit 10.8.

5.	Please expand your response to prior comment 7 to provide us your analysis of whether the registrant has a beneficial interest in the patent assignments that you have not filed. Also, please reconcile the January 7, 2017 agreement with THC Therapeutics mentioned in your response with your disclosure on page 4 regarding when your name became THC Therapeutics.

Response: We have concluded that we may have a beneficial interest in the patent assignment to which we are not a party, and we have therefore filed that patent assignment as Exhibit 10.2. There are no other patent assignments regarding our intellectual property that we have not filed. The January 7, 2017 agreement referenced a Nevada corporation having the Company’s address and used the future name of the Company even though the Company had not yet formally effected its name change in Nevada. There were no other entities in Nevada with a similar name, the agreement was an exhibit to (and ratified by) the later purchase agreement between the same parties and was held in escrow pending subsequent closing of the purchase agreement, Mr. Romanek signed on behalf of both parties, the name discrepancy was the result of scrivener error, and the discrepancy does not affect the legality or enforceability of the agreement.

6.	The changes mentioned in your response to prior comment 11 do not appear to have been included in the registration statement. Please revise as appropriate.

Response: We have revised the Form 10/A accordingly.

7.	We note that your results of operations discussion is for the three months ended April 30, 2019. Please revise to also discuss any material changes in your results of operations for the nine months ended April 30, 2019. See Item 303(b)(2) of Regulation S-K.

Response: We have revised the Form 10/A accordingly.

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8.	Please disclose in this section as appropriate the 75% vote requirement mentioned in exhibit 10.4.

Response: We have revised the Form 10/A accordingly.

9.	We note the disclosure you have added regarding the amended employment agreement with your Chief Executive Officer. Please revise your exhibit index to disclose where you have filed that amendment. Also, include in your disclosure regarding the amended agreement a description of the termination provisions.

Response: We have added disclosure regarding the termination provisions in the amended employment agreement, and we have filed the amended employment agreement, which supersedes the prior employment agreement, as Exhibit 10.4.

10.	Please reconcile the reference to Mr. Halford’s “cash” compensation with the reference to “S8 shares” in exhibit 10.5, disclose the “50%” increase mentioned in exhibit 10.5, and clarify when that increase is calculated.

Response: We have revised the Form 10/A accordingly.

11.	From your revisions in response to prior comment 15, it is unclear (1) how the services provided by consultants who were providing “business advisory services” during the same period differed and (2) whether you are referring to the same or different consultants. Please revise here and on pages 14 and 15, as appropriate, to clarify.

Response: We have revised the Form 10/A accordingly.

12.	Please clarify how the information you provided in your response to prior comment 16 is reconcilable to your disclosure in this section. Also, update your response to prior comment 16 to reconcile your disclosure in this section with the number of shares outstanding as of April 30, 2019 according to your disclosure on page F-1.

Response: We have revised the page F-1 on Form 10/A accordingly. The number of shares reported as outstanding as of July 31, 2018, was slightly different from our previous reports. This correction was related directly to a rounding adjustment issued by our transfer agent that adjusted the total shares outstanding post-stock split. This correction increased the reported total shares outstanding by 1,151 shares of common stock, and the shares were issued after the completion of our audit. We have corrected the figure in the relevant financial statements. This correction had no material impact and was solely the result of rounding adjustments in the calculated number of shares post-split as compared to the actual number of shares outstanding after considering the impact to non-round lot shareholders. Please also reference page F-3 for a summary of our stock activity for the nine months ending April 30, 2019.

13.	We note your response to prior comment 19. Please file with your registration statement all notes required to be filed with the registration statement. Also, your response appears to indicate that the note that you mention on on [sic] page 17 as “not settled” is retired; please revise your disclosure to clarify the status of the notes.

Response: We have revised the Form 10/A disclosure, and we have filed all notes required to be filed.

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Thank you for your assistance and review.

Sincerely,

THC Therapeutics, Inc.

/s/ Brandon Romanek

Brandon Romanek

Chief Executive Officer

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